SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2003

Commission File Number 1-14493

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of Registrant's name into English)

Rua Abílio Soares, 409
04005-001 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELESP CELULAR PARTICIPAÇÕES S.A.

FOR IMMEDIATE RELEASE

Contact:       Edson Alves Menini
Telesp Celular S.A.
(5511) 3059-7531

TELESP CELULAR PARTICIPAÇÕES TO ISSUE PROMISSORY NOTES

São Paulo, Brazil – January 14, 2003 — Telesp Celular Participações S.A (“TCP”), (NYSE: TCP; BOVESPA: TSPP3 (Common), TSPP4 (Preferred)), the Brazilian holding company that owns 100% of Telesp Celular S.A., the leading mobile operator in the state of São Paulo in Brazil, and Global Telecom S.A., a B-band mobile operator in the Brazilian states of Santa Catarina and Paraná, announced today the beginning of procedures to offer promissory notes in the Brazilian market, with the following features:

Issuer: Telesp Celular Participações S.A.

Securities Offered: Up to R$ 700,000,000.00 (seven hundred million Reais) on the issue/subscription date. The public offer of promissory notes is subject to a minimum placement of R$ 500,000,000.00 (five hundred million Reais).

Face value: R$ 1,000,000.00 (one million Reais) on the issue/subscription date.

Number of Notes: Up to 700 (seven hundred) promissory notes

Issue Date: To be defined by the Issuer along with the Underwriters as soon as the respective registration is obtained with CVM.

Maturity: 180 days after the issue date.

Interest Rate: It will be determined in the bookbuilding process, as a percentage of the CDI (Brazilian Interbank Deposit Rate) that better reflects the current market situation at the placement date.

Trading Market: NOTA/CETIP System

Guarantee: Telesp Celular S.A.

Use of Proceeds: The proceeds will be used to cancel short term debt due to recent acquisition of Global Telecom’s remaining shares and the restructuring of existing liabilities, due to investments incurred.

Bookbuilding scheduled date: 01/29/2003

Settlement Date: Scheduled for 02/04/2003

The underwriters are Espírito Santo Investment, BBV, Santander, Bradesco and Unibanco.

        We clarify that the issue of the referred promissory notes is subject to the approval of CVM – Comissão de Valores Mobiliários.

# # #

This information is also available at http://www.telespcelular.com.br

Contacts	Maria Paula Canais – Investor Relations Officer pacanais@telespcelular.com.br (55 11) 3059-7081 Edson Alves Menini – Investor Relations Adviser emenini@telespcelular.com.br (55 11) 3059-7531

Fabiola Michalski fmichalski@telespcelular.com.br (55 11) 3059-7975	Claudio Wenzel Lagos Clagos@telespcelular.com.br (55 11) 3059-7480

This press release does not constitute a sale offer or a request for purchase offer on any sale of securities within any jurisdiction; any purchase or sale thereof would be illegal before registration or qualification thereof under the applicable securities market laws.

This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the company’s management. The words “anticipates,” “believes,” “estimates”, “expects,” “forecasts,” “intends,” “plans,” “predicts,” “projects” and “targets” and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the actual results of TCP operations may be different from the Company’s current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and TCP does not undertake any obligation to update them in light of new information or future developments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 15, 2003

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Maria Paula de Almeida Martins Canais
Maria Paula de Almeida Martins Canais Investor Relations Officer

FORWARD-LOOKING STATEMENTS

         This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.